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February 14, 2007

Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

RE: F5 NETWORKS, INC.
    FORM 10-K/A FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005 (THE "FORM 10-K/A") FILED DECEMBER 12, 2006
    FILE NO. 000-26041

Dear Mr. Kronforst,

     This letter responds to the comments of the Staff of the Division of Corporation Finance set forth in your letter dated January 30, 2007 with respect to the above referenced filings. For ease of reference, the Staff comment is set forth below in italics and our response thereto immediately thereafter. For the purposes of this response, the Form 10-K/A and the Form 10-Q/A's for the quarters ended December 31, 2005 and March 31, 2006 will collectively be referred to as the "Amended Reports," and our prior response to your letter dated January 8, 2007 will be referred to as our "Initial Response."

FORM 10-K/A FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005

     1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT NUMBER 1. IT APPEARS THAT YOU HAVE NOT INCLUDED ALL OF THE INFORMATION REQUIRED BY THE FIFTH AND NINTH BULLET POINTS IN THE JANUARY 2007 LETTER FROM THE CHIEF ACCOUNTANT OF THE DIVISION OF CORPORATION FINANCE. SPECIFICALLY, WE WERE UNABLE TO LOCATE THE RESTATED INTERIM BALANCE SHEET DISCLOSURES FOR THE FULL TWO-YEAR PERIOD ENDED SEPTEMBER 30, 2005 OR THE INFORMATION REQUIRED BY PARAGRAPH 45.C.2 FOR THE YEARS PRECEDING FISCAL 2003. IF YOU AGREE, PLEASE TELL US WHY YOU BELIEVE IT WAS APPROPRIATE TO OMIT SUCH DISCLOSURES. IF YOU DISAGREE, PLEASE DIRECT US TO THESE DISCLOSURES.

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Response:

INTERIM BALANCE SHEET DISCLOSURES

     As required by Item 302(a)(1) of Regulation S-K, we disclosed the net sales, gross profit, income (loss), net income (loss) and per share data for the eight quarters ended September 30, 2005 in Note 13, "Quarterly Results of Operations" (page 76), to the Consolidated Financial Statements in the Form 10-K/A. In addition, as required by Item 302(a)(2) of Regulation S-K, we included in this disclosure each of the restatement adjustments to previously reported information. Our consolidated balance sheets for the full two-year period ended September 30, 2005 were not included in this disclosure as (i) we did not interpret Item 302 of Regulation S-K as requiring such interim balance sheet disclosures, and (ii) the January 16, 2007 guidance from the Chief Accountant of the Division of Corporation Finance in response to "Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants" (hereinafter "Guidance") was not available when we filed the Amended Reports.

     However, the Amended Reports do include extensive balance sheet disclosures. For example, Note 2, "Restatement of Consolidated Financial Statements," of the Form 10-K/A (at page 55) sets forth the cumulative effect of the restatement adjustments on the Company's balance sheet at September 30, 2005. The Form 10-K/A also includes a restated consolidated balance sheet as of September 30, 2004 (at page 42) and a table presenting the effect of the restatement adjustments on the Company's consolidated balance sheets as of September 30, 2005 and 2004 (at page 57). Restated consolidated balance sheet data for the fiscal years ended September 30, 2005, 2004, 2003, 2002, and 2001 is also set forth in Item 6, "Selected Financial Data," of the Form 10-K/A (beginning on page 18).

     As noted in our Initial Response, the Form 10-Q/A for the quarter ended December 31, 2005 includes restated consolidated balance sheets as of December 31, 2005 and September 30, 2005 (at page 4) and tables setting set forth the effects of the restatement on certain line items within the Company's the consolidated balance sheets as of December 31, 2005 and September 30, 2005 (at page 14). Similarly, the Form 10-Q/A for the quarter ended March 31, 2006 includes restated consolidated balance sheets as of March 31, 2006 and September 30, 2005 (at page 4) and a table setting forth the effects of the restatement on certain line items on the Company's consolidated balance sheets as of March 31, 2006 and September 30, 2005 (at page 14).

     In addition, we would note that the impact on the previously reported consolidated balance sheets is not significant in any reporting period. For example, the adjustments to each of the consolidated balance sheets as of September 20, 2005, 2004 and 2003 represented less than 1% of total shareholders' equity as of each of those dates. The impact on the Company's interim consolidated balance sheets between these dates was similarly not significant.


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     In summary, we believe the disclosures in our Amended Reports enable investors to easily and fully understand and evaluate how the stock-based compensation and other adjustments resulting from the review of our stock option practices and historical financial statements errors impacted our consolidated balance sheet. We do not believe that providing restated interim balance sheet disclosures for the two-year period ended September 30, 2005 will provide investors any additional relevant or material information, particularly in light of the other balance sheet disclosures in the Amended Reports and the insignificant overall net impact of these adjustments on the Company's consolidated balance sheet.

RESTATED PRO FORMA STOCK COMPENSATION EXPENSE FOR THE YEARS PRECEDING FISCAL
2003

     Paragraph 45.c.2 of FASB Statement No. 123 ("FASB 123") references the disclosure of "(t)he stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported." Our restated pro forma compensation expense disclosures for the fiscal years ended September 30, 2005, 2004 and 2003, including the stock-based employee compensation disclosures referenced in paragraph 45.c.2 are set forth in Note 1, "Summary of Significant Accounting Policies" (at page 52), and Note 2, "Restatement of Consolidated Financial Statements" (at page 61), to the Consolidated Financial Statements. With the filing of our Form 10-K for the fiscal year ended September 30, 2006 on December 14, 2006, we have provided these pro forma disclosures, which include the paragraph 45.c.2 disclosures, for each of the preceding four fiscal years.

     In addition, to further enhance investor understanding of the effects of the stock-based compensation and other adjustments, we included in Note 2, "Restatement of Consolidated Financial Statements," of the Form 10-K/A (at page
56), a table which discloses the adjustments to stock-based compensation, the tax-related effects of these adjustments, and the resulting total adjustments to net income for each of the fiscal years 1999-2002. The Consolidated Financial Statements for each of these years in our previously filed Form 10-K/As include total compensation costs related to our equity incentive plans prior to these adjustments.

     We did not intentionally omit the paragraph 45.c.2 disclosures for the years preceding fiscal year 2003 as the Guidance was not available when we filed the Form 10-K/A. However, we believe that the additional disclosures included in our Form 10-K/A regarding the years preceding fiscal year 2003 provide investors and other readers of our financial statements the relevant and material information related to stock-based compensation expense for each of these years. We believe that amending the Form 10-K/A at this point in time to include the paragraph 45.c.2 disclosures would be confusing to investors and could adversely impact the ability of the readers of our financial statements to easily and fully understand the impact of the prior restatement on our current and historical financial condition and performance.

     Finally, it should be noted that in preparing the Amended Reports, we reviewed a number of similar filings made by other companies restating their financial statements


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due to errors in accounting for grants of stock options, and the guidance available at that time from the Securities and Exchange Commission. We believe the disclosures in our Amended Reports are comparable with the disclosures we reviewed in similar filings made by other companies and consistent with the guidance and other information available to us at the time of filing these Amended Reports.

     We appreciate your consideration of our response. Please contact me if you have any questions or require any additional information. My direct line here at F5 Networks, Inc. is 206-272-6472 and my email is j.christianson@f5.com.

Sincerely,


/s/ Jeffrey A. Christianson
--------------------------------------
Jeffrey A. Christianson
Sr. Vice President and General Counsel

cc: Christine Davis, Staff Accountant, U.S. Securities & Exchange Commission
    John McAdam, F5 Networks, Inc.
    John E. Rodriguez, F5 Networks, Inc.
    Greg Davis, F5 Networks, Inc.
    William Bromfield, Esq., DLA Piper US LLP


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